November 6, 2012
Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements, or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs and resolutions, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and the use of proceeds from recent financings.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Q3-2012	1

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.
Additional Measures
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2012	2011	2012	2011
Cash flow from operating activities	2,368	3,456	28,742	61,300
Changes in non-cash working capital	33,029	34,524	77,917	32,207
Funds flow from operations*	35,397	37,980	106,659	93,507
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of
Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.
Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.
BUSINESS ACQUISITIONS
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein Production Sharing concession ("PSC") in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents the initial $3.0 million base purchase price plus $1.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

2	Q3-2012

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, though wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The South Alamein concession covers an area of 355,832 acres, and an extensive 3-D seismic covers the entire area. There is currently one oil discovery well in South Alamein. The South Mariut concession covers an area of approximately 828,000 acres and includes the approval of a 14,500 foot exploration well which began drilling on October 10, 2012. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents the initial $15.0 million base purchase price plus $8.3 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

Q3-2012	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012			2011				2010
($000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4

Average production volumes
(Bopd)	18,143	16,978	16,720	12,054	13,406	11,826	11,218	10,789

Average sales volumes (Bopd)	17,124	16,978	16,720	12,054	13,406	11,826	11,218	10,789
Average price ($/Bbl)	96.88	95.84	104.78	99.12	104.00	105.57	97.06	79.83
Oil sales	152,624	148,078	159,426	109,919	128,265	113,615	97,995	79,240
Oil sales, net of royalties	74,540	73,633	77,212	60,609	71,769	62,513	52,863	45,198
Cash flow from operating activities	2,368	24,603	1,771	2,330	3,456	54,354	3,490	17,010
Funds flow from operations*	35,397	35,174	36,088	26,469	37,980	30,597	24,930	19,355
Funds flow from operations per
share
- Basic	0.49	0.48	0.49	0.36	0.52	0.42	0.35	0.29
- Diluted	0.47	0.43	0.48	0.35	0.51	0.40	0.34	0.28
Net earnings	11,774	30,149	10,975	30,519	26,110	21,874	2,889	8,932
Net earnings – diluted	11,774	20,821	10,975	30,519	26,110	21,874	2,889	8,932
Net earnings per share
- Basic	0.16	0.41	0.15	0.42	0.36	0.30	0.04	0.13
- Diluted	0.16	0.25	0.15	0.41	0.35	0.29	0.04	0.13

Total assets	635,529	620,937	648,012	525,806	465,262	420,956	404,184	345,625
Cash and cash equivalents	45,732	72,230	127,313	43,884	105,007	122,659	86,353	57,782
Convertible debentures	102,920	95,043	105,835	—	—	—	—	—
Total long-term debt, including
current portion	31,878	37,855	57,910	57,609	57,303	56,998	56,731	86,420
Debt-to-funds flow ratio**	1.0	1.0	1.2	0.5	0.5	0.6	0.7	1.1
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.
** Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.
During the third quarter of 2012, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.0 at September 30, 2012;

•	Reported net earnings of $11.8 million;

•	Reported net earnings of $16.1 million prior to the unrealized fair value adjustment on convertible debentures;

•	Achieved funds flow from operations of $35.4 million; and

•	Spent $17.5 million on capital programs and acquisitions, which were funded entirely with cash on hand.
The accounting for the convertible debentures continued to have a significant impact on important components of the Company’s financial statements:

•
Reported a decrease in net earnings of $18.4 million from the second quarter of 2012. This decrease was due in large part to the unrealized gain on convertible debentures of $8.8 million recognized in the second quarter of 2012, combined with an unrealized loss of $4.4 million recognized on the convertible debentures in the third quarter of 2012; and

•
Reported a decrease in net earnings of $14.3 million or 55% in the third quarter of 2012 compared to the third quarter of 2011, which was also due partly to an unrealized loss on convertible debentures of $4.4 million in the second quarter of 2012.

4	Q3-2012

2012 VARIANCES
	$000s	$ Per Share Diluted	% Variance
Q3-2011 net earnings	26,110	0.35
Cash items
Volume variance	32,780	0.44	126
Price variance	(8,421)	(0.11)	(32)
Royalties	(21,588)	(0.29)	(82)
Expenses:
Production and operating	(1,860)	(0.02)	(7)
Cash general and administrative	(2,237)	(0.03)	(9)
Exploration	202	—	1
Current income taxes	(1,298)	(0.02)	(5)
Realized foreign exchange gain	(113)	—	—
Interest on long-term debt	(1,614)	(0.02)	(6)
Other income	(48)	—	—
Total cash items variance	(4,197)	(0.05)	(14)
Non-cash items
Unrealized derivative gain	13	—	(1)
Unrealized foreign exchange gain	(2,812)	(0.04)	(11)
Depletion, depreciation and amortization	(705)	(0.01)	(3)
Unrealized gain (loss) on financial instruments	(4,361)	(0.06)	(17)
Impairment loss	68	—	—
Stock-based compensation	(762)	(0.01)	(3)
Deferred income taxes	(2,002)	(0.03)	(8)
Deferred lease inducement	6	—	—
Amortization of deferred financing costs	416	0.01	2
Total non-cash items variance	(10,139)	(0.14)	(41)
Q3-2012 net earnings	11,774	0.16	(55)
Net earnings decreased to $11.8 million in Q3-2012 compared to $26.1 million in Q3-2011, which was mainly due to an unrealized loss on financial instruments (convertible debentures) combined with increases in deferred tax expense and cash general and administrative expenses in Q3-2012. The earnings impact of increased volumes were mostly offset by price reductions and increases in royalties, income taxes, operating costs and foreign exchange fluctuations. Increased expenses were a result of the increased volumes.
The non-cash unrealized loss on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. Based on quoted market prices, a $4.4 million increase to the convertible debenture liability was recorded as at September 30, 2012, with a corresponding loss recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first three quarters of 2012, and, depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash gain or loss or a change in the future cash outlay required to redeem the convertible debentures.

Q3-2012	5

BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012			2011
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	109.61	108.19	118.49	109.31	113.44
U.S./Canadian Dollar average exchange rate	0.995	1.006	1.001	1.023	0.980
The price of Dated Brent oil averaged 3% lower in Q3-2012 compared with Q3-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. Generally the balance of the production is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have been uninterrupted for the most part, the Company has experienced delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the accounts receivable balance in full. Yemen is still unsettled, however, the Company’s production from Block S-1, which was shut-in on October 8, 2011, was back on production as of July 27, 2012. Production from Block S-1 averaged 965 Bopd to TransGlobe during Q3-2012. The Company's historic crude marketing agreements for Block S-1 production have changed. Post re-start of Block S-1 the Company will now be paid on crude vessel liftings rather than on a monthly basis. As a result, sales production will no longer equate to physical production. Sales volumes versus production volumes will vary during the quarters depending on the timing of tanker liftings in the respective quarters.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Egypt	16,853	11,138	16,622	10,419
Yemen	1,290	2,268	662	1,739
Total Company	18,143	13,406	17,284	12,158

Sales Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Egypt	16,853	11,138	16,622	10,419
Yemen	271	2,268	320	1,739
Total Company	17,124	13,406	16,942	12,158

6	Q3-2012

Netback
Consolidated

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	460,128	99.12	339,875	102.40
Royalties	234,743	50.57	152,730	46.02
Current taxes	66,216	14.26	55,827	16.82
Production and operating expenses	35,024	7.54	26,404	7.96
Netback	124,145	26.75	104,914	31.60

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	152,623	96.88	128,265	104.00
Royalties	78,083	49.56	56,496	45.81
Current taxes	21,634	13.73	20,336	16.49
Production and operating expenses	11,622	7.38	9,762	7.92
Netback	41,284	26.21	41,671	33.78

Egypt

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	450,374	98.89	288,426	101.40
Royalties	230,649	50.64	129,665	45.59
Current taxes	64,890	14.25	49,350	17.35
Production and operating expenses	29,552	6.49	19,930	7.01
Netback	125,283	27.51	89,481	31.45

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	149,961	96.72	104,780	102.25
Royalties	77,032	49.68	47,044	45.91
Current taxes	21,318	13.75	17,783	17.35
Production and operating expenses	10,510	6.78	7,065	6.89
Netback	41,101	26.51	32,888	32.10
The netback per Bbl in Egypt decreased 17% and 13% respectively, in the three and nine months ended September 30, 2012 compared with the same periods of 2011, mainly as a result of a 5% and 2% decrease in the selling price on a per Bbl basis. The average selling price during the three months ended September 30, 2012 was $96.72/Bbl, which represents a gravity/quality adjustment of approximately $12.89/Bbl to the average Dated Brent oil price for the period of $109.61/Bbl.
Royalties and taxes as a percentage of revenue increased to 66% in the three and nine months ended September 30, 2012, compared with 62% in the same periods of 2011. This increase is due to the fact that the three and nine month periods ended September 30, 2011 included only West Gharib production, whereas 2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing concession.
Operating expenses decreased slightly on a per Bbl basis for the three and nine month periods ended September 30, 2012 compared with the same period of 2011. This is due to the inclusion of West Bakr in the 2012 figures. West Bakr has slightly lower operating costs on a per Bbl basis than West Gharib, which is due mostly to lower oil handling fees per Bbl along with the absence of trucking costs in West Bakr.

Q3-2012	7

Yemen

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	9,754	111.25	51,449	108.37
Royalties	4,094	46.69	23,065	48.58
Current taxes	1,326	15.12	6,477	13.64
Production and operating expenses	5,472	62.41	6,474	13.64
Netback	(1,138)	(12.97)	15,433	32.51

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,662	106.77	23,485	112.55
Royalties	1,051	42.15	9,452	45.30
Current taxes	316	12.67	2,553	12.24
Production and operating expenses	1,112	44.60	2,697	12.93
Netback	183	7.35	8,783	42.08
In Yemen, the Company experienced an 83% netback reduction on a per Bbl basis in the three months ended September 30, 2012 compared with the same period of 2011, and a negative netback of $12.97 per Bbl in the nine months ended September 30, 2012. Operating expenses on a per Bbl basis increased substantially (245% and 358%, respectively) in the three and nine months ended September 30, 2012 compared to the same periods in 2011 as a result of production being shut-in on Block S-1 from the beginning of the year until July 27, 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.
Royalties and taxes as a percentage of revenue were 51% and 56%, respectively, in the three and nine months ended September 30, 2012, which is consistent with the comparative percentages of 51% and 57%, respectively, from the same periods of 2011.
Production and operating expenses associated with the production of unsold crude oil held in storage have been recorded as product inventory and are therefore not included in the netback calculations. The per Bbl figures in the netback calculations are based on sales volumes.
Production from Block S-1 recommenced on July 27, 2012 after having been shut-in following an attack on the oil export pipeline on October 8, 2011. The Block S-1 operating expenses incurred during the shut-in period are recoverable through cost oil on future production.
DERIVATIVE COMMODITY CONTRACTS
TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.
As there are no outstanding derivative commodity contracts at September 30, 2012, no assets or liabilities have been recognized on the Condensed Consolidated Interim Balance Sheet for the current period. As at September 30, 2012, no production is hedged in future periods.

8	Q3-2012

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	18,993	4.09	13,138	3.94
Stock-based compensation	3,477	0.75	2,139	0.64
Capitalized G&A and overhead recoveries	(1,641)	(0.35)	(1,686)	(0.51)
G&A (net)	20,829	4.49	13,591	4.07

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,112	3.88	4,588	3.72
Stock-based compensation	1,500	0.95	797	0.65
Capitalized G&A and overhead recoveries	(262)	(0.17)	(1,028)	(0.83)
G&A (net)	7,350	4.66	4,357	3.54
G&A expenses (net) increased 69% (32% on a per Bbl basis) and 53% (10% on a per Bbl basis) in the three and nine months ended September 30, 2012, compared with the same period in 2011. The increase is principally due to increased staffing, administration and insurance costs associated with West Bakr, along with increased costs associated with recent acquisitions (South Alamein and South Mariut).
The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2012 as compared to those issued during 2011, combined with an increase in the expense recorded on share appreciation rights in the nine months of 2012 as a result of share price increases.
FINANCE COSTS
Finance costs for the three and nine months ended September 30, 2012 increased to $2.5 million and $11.5 million, respectively (2011 - $1.3 million and $3.8 million, respectively). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The overall increase in finance costs is due to higher debt levels combined with the costs of issuing the convertible debentures.

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2012	2011	2012	2011
Interest expense	$2,144	$963	$5,905	$2,886
Issue costs for convertible debentures	—	—	4,630	—
Amortization of deferred financing costs	323	306	953	884
Finance costs	$2,467	$1,269	$11,488	$3,770
The Company had $33.7 million of long-term debt outstanding at September 30, 2012 (September 30, 2011 - $60.0 million). The long-term debt that was outstanding at September 30, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012

Q3-2012	9

which included 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	33,570	7.37	22,746	8.00
Yemen	645	7.36	3,166	6.67
Corporate	301	—	351	—
	34,516	7.44	26,263	7.91

	Three Months Ended September 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,706	6.90	8,781	8.57
Yemen	196	7.86	1,408	6.75
Corporate	103	—	111	—
	11,005	6.99	10,300	8.35
In Egypt, DD&A decreased 19% and 8%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2012. These decreases are mostly due to proved plus probable reserve additions during the third quarter of 2012.
In Yemen, DD&A increased 16% and 10%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2012. These increases are mostly due to a smaller reserve base over which capital costs are being depleted compared to 2011.
CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2012	2011
Egypt	30,368	52,570
Yemen	1,003	5,557
Acquisitions	27,978	—
Corporate	130	1,417
Total	59,479	59,544
In Egypt, total capital expenditures in the first nine months of 2012 were $30.4 million (2011 - $52.6 million). The Company drilled 20 wells at West Gharib (thirteen at Arta and seven at East Arta) during the first nine months of the year. During the second and third quarters of 2012 the Company drilled five wells at West Bakr and two wells at East Ghazalat. Production is currently restricted at West Gharib due to volume constraints at the processing facility. As a result, the capital cost per well drilled in West Gharib has decreased as the Company has chosen not to proceed with the completion and equipping of those new wells, which will require fracture stimulations, until the fourth quarter of 2012 or during 2013. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells.
On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.9 million, which represents a $3.0 million base purchase price plus $1.9 million in consumable drilling inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures.

10	Q3-2012

Total consideration for the transaction was $23.3 million, which represents a $15.0 million base purchase price plus $8.3 million in working capital and other closing adjustments.
OUTSTANDING SHARE DATA
As at September 30, 2012, the Company had 73,758,638 common shares issued and outstanding.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.0 times at September 30, 2012. This is within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2012 and 2011:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2012	2011
Cash sourced
Funds flow from operations*	106,659	93,507
Transfer from restricted cash	806	1,161
Issue of convertible debentures	97,851	—
Exercise of stock options	3,196	1,828
Issuance of common shares, net of share issuance costs	—	71,583
Other	814	772
	209,326	168,851
Cash used
Capital expenditures	31,501	59,544
Deferred financing costs	383	—
Acquisitions	27,978	—
Repayment of long-term debt	26,300	30,000
Finance costs	10,203	2,453
Other	435	463
	96,800	92,460
	112,526	76,391
Changes in non-cash working capital	(110,678)	(29,166)
Increase in cash and cash equivalents	1,848	47,225
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	45,732	105,007
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.
Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $52.0 million ($20.5 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2012, the Company had working capital of $252.2 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is principally a result of an increase in accounts receivable between December 31, 2011 and September 30, 2012, combined with a decrease in accounts payable during the same period. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the entire accounts receivable balance in full. Subsequent to the end of the third quarter, the Company received notification that it will collect $52.5 million in late November via an exported shipment of crude oil designated for TransGlobe.

Q3-2012	11

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the nine months ended September 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012 which includes 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
At September 30, 2012, TransGlobe had $85.5 million available under a Borrowing Base Facility of which $33.7 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	September 30, 2012	December 31, 2011
Bank debt	33,700	60,000
Deferred financing costs	(1,822)	(2,391)
Long-term debt (net of deferred financing costs)	31,878	57,609

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	47,603	47,603	—	—	—
liabilities
Long-term debt	Yes-Liability	33,700	—	33,700	—	—
Convertible debentures	Yes-Liability	102,920	—	—	102,920	—
Office and equipment leases	No	13,019	4,936	2,438	2,094	3,551
Minimum work commitments[3]	No	750	750	—	—	—
Total		197,992	53,289	36,138	105,014	3,551

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at September 30, 2012 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company’s annual Reserve Report effective December 31, 2011, no additional fees are due in 2012.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has commenced drilling the first of three planned wells. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.

12	Q3-2012

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2012.
EVENTS AFTER THE REPORTING PERIOD
On November 6, 2012, the Company received notification that it was the successful bidder on four concessions in the 2011/2012 EGPC bid round in Egypt. The new concessions will be awarded following the ratification process which culminates when each concession is passed into law by the Egyptian People's Assembly (Parliament). All four concessions have a seven year exploration term which will commence when the respective concessions are passed into law. The seven year term is comprised of three phases starting with an initial three year exploration period and two additional two year extension periods. The Company committed to spending $101 million in the first exploration period (3 years) including signature bonuses, the acquisition of new 2D and 3D seismic, and an extensive drilling program approaching 40 wells.
MANAGEMENT STRATEGY AND OUTLOOK FOR 2012
The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2012 Outlook Highlights

•	Production is expected to average 17,500 Bopd, a 44% increase over the 2011 average production;

•	Exploration and development spending is expected to be $52.0 million excluding acquisitions; and

•	Funds flow from operations is estimated at $147 million, an increase of 23% over 2011, using an oil price assumption of $100.00 per barrel Dated Brent oil price for the remaining quarter of 2012.
2012 Production Outlook

Production Forecast
	2012 Guidance*	2011 Actual	% Change
Barrels of oil per day	17,500	12,132	44
* Production is estimated to average approximately 17,500 for 2012, assuming no additional production disruptions in Yemen and Egypt
2012 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $147.0 million ($1.96/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year. Variations in production and commodity prices during the remainder of 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $3.8 million or $0.05/share.

Funds Flow Forecast
($ millions)
	2012 Updated Guidance	2011 Actual	% Change
Funds flow from operations	147.0	120.0	23
Dated Brent oil price ($ per Bbl) *	109.05	111.27	(2)
* Dated Brent oil price for 2012 Updated Guidance includes an estimated price of $100/Bbl for Q4-2012.

Q3-2012	13

Revised 2012 Capital Budget
($ millions)
	Nine Months	2012	Amended 2012
	September 30, 2012	Guidance	Annual Budget
Egypt	30.4	50.3	72.7
Yemen	1.0	1.5	5.4
Corporate	0.1	0.2	0.3
Total	31.5	52.0	78.4
The 2012 capital spending, excluding acquisitions, is now expected to be approximately $52.0 million, a decrease of approximately $26 million from the amended budget. The capital spending will be lower, primarily due to delays in the acquisition approvals and subsequent operations.
The Company plans to participate in 35 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.
2013 Guidance
The Company is planning to provide 2013 guidance for production, funds flow and capital by mid-December 2012.
CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 7 (revised) “Financial Instruments: Disclosures”
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has adopted these amendments for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
IAS 12 (revised) “Income Taxes”
In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:
IFRS 9 (revised) “Financial Instruments: Classification and Measurement”
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
IFRS 10 (new) “Consolidated Financial Statements”
In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

14	Q3-2012

IFRS 11 (new) “Joint Arrangements”
In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 12 (new) “Disclosure of Interests in Other Entities”
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 13 (new) “Fair Value Measurement”
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

Q3-2012	15

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

16	Q3-2012